Exhibit 4.5

InPulse Response Group, Inc. - Amerelite Solutions
February 8, 2006

InPulse
RESPONSE GROUP

AGREEMENT FOR DIRECT RESPONSE SERVICES

THIS Agreement (Agreement") is made as of February 8, 2006, by and between InPulse Response Group, Inc., an Arizona Corporation ("InPulse™") with offices at 501 N. 44. Street, Suite 300, Phoenix, AZ 85008 and Amerelite Solutions ("Client"), located at 2429 S 51st Ave, Ste 101, Phoenix, AZ 85043 , for the development, administration and implementation of Direct Response Campaigns related to Client's products and services.

1.
InPulse Responsibilities -- InPulse will provide direct response services to the best of its ability to client in the manner and method identified in each addendum for services. Each addendum will outline the scope of work and the pricing associated with client's campaign. InPulse responsibilities in providing services include:

A.     Inbound calls
Receive telephone calls generated by Client advertising for the Product and promote and sell the product. InPulse shall not cross sell or up sell any products unless first approved by Client. InPulse shall provide the services set forth herein twenty-four (24) hours a day, seven (7) days a week, fifty-two (52) weeks a year.
B.     Outbound calls
Generate outbound telephone calls to Client's list(s) to promote and sell approved products and/or services. InPulse shall not cross sell or up sell any products unless first approved by Client. InPulse shall provide outbound telemarketing services as set forth in each properly executed addendum to this Agreement.
C.     Scripts
Develop, in conjunction with and subject to the approval of Client, sales scripts for InPulse sales representatives to use in the selling of the product and authorized cross sells and up sells. All sales scripts will be submitted to client for review for substantive accuracy and will not be used unless client has approved them in writing. InPulse sales representatives shall not deviate materially from the scripts or make claims in addition to or different from the claims in the scripts.
D.     Contact Person
InPulse shall designate one (1) primary contact to the client account who will be available during regular business hours (9:00 a.m. to 5:00 p.m. Pacific time) and InPulse will assign an alternate contact for the client account when the primary contact is not present and readily accessible.
E.     Monitoring
InPulse will monitor its telephone operators' performance on a regular basis for quality assurance purposes and for purposes of ensuring compliance with any and all applicable laws and regulations, including without limitation, the Telemarketing Sales Rule, Telephone Consumer Protection Act, Telephone Consumer Fraud and Abuse Prevention Act and any applicable state telemarketing laws. Specifically, InPulse will record and archive all sales verifications and shall keep all such recordings for a minimum of three years from the inception date of each recording. For purposes of this provision, the sales verification portion of the call shall include disclosure of all material terms of the product offer and the customer's acceptance of the offer.
F.     Data Transmission
InPulse, agrees to transmit all completed orders for Client's campaign to Client (or Clients designee) in the format reasonably requested by Client. This format shall be mutually agreed upon prior to beginning a campaign and will require Client approval before campaign begins. InPulse will use its best efforts in ensuring the accuracy and timeliness for data and reporting provided to the Client. InPulse™ will not be responsible or liable for any costs relating to any checking or credit card accounts, or any related fees and taxes. Client shall be responsible for establishing policies and rules for the collection and payment of shipping charges, handling charges, insurance charges, and all state and local sales/transaction privilege taxes and any other applicable taxes. Client shall be responsible for the reporting and payment of all state and local sales/transaction privilege taxes and any other applicable taxes.

2.
Client Responsibilities - Client will assist and cooperate to the best of its ability with InPulse™" to facilitate the provision of such services. Client agrees to provide this assistance and cooperation within a 24-hour period for requests from InPulse™, Client also agrees to comply with all the terms and conditions of this Agreement. If Client's products, programs, materials, goods and property are objectionable, misleading, fraudulent, prohibited by law or sexually explicit as determined by InPulse™, InPulse™ may, upon notice to client, immediately terminate its obligations under this Agreement without liability and Client shall be responsible for payments for services provided as outlined within this Agreement.

3.
Confidentiality - Both parties recognize and mutually agree that all information regarding each party's proprietary technologies, services, pricing and information are confidential and proprietary, and as such, all confidential information may not be disclosed or used for any purpose whatsoever except to perform under this Agreement. All consumer information captured over the telephone (including, but not limited to, names, addresses, telephone numbers, ANI, credit card numbers) is confidential and is the property of client. This paragraph does not apply to (i) information known or which has become public through no fault of either party, including but not limited to, information either party already had in its possession prior to the date of disclosure of such information, (ii) information either party obtains from a third party on a non-confidential basis; or (iii) any information that InPulse™ or Client is required by law to disclose.

Proprietary and Confidential to InPulse™ Response Group

InPulse Response Group, Inc. - Amerelite Solutions
February 8, 2006

InPulse
RESPONSE GROUP

4.
No Hire - Client, or any successor in interest to Client or any company, person or entity under control of Client, shall not employ any InPulse™ employee in any capacity, including subcontractor status, during the term of this Agreement or for a period of six (6) months following the termination of this agreement unless authorized in writing by InPulse™, Client agrees that such action without prior written authorization from InPulse™. would result in significant damage to InPulse™, and Client agrees to pay one {1) times the annual compensation of the employee and any costs associated with replacing that employee as liquidated damages for its breach of this provision.

5.
Telephone Number Utilization - In the event that client utilizes inbound telesales services InPulse™, will provide to Client inbound telephone coverage via exclusive toll-free long distance telephone numbers and Client shall direct customers to call specific telephone numbers as assigned to Client by InPulse™. These telephone numbers shall be used by Client only during the term of the Agreement and such telephone numbers are and will remain the exclusive property of InPulse™. InPulse™ will be responsible for completing the programming of such telephone numbers as agreed between the Client and InPulse™. Upon termination of this Agreement, InPulse™ will terminate the Client's right to utilize such telephone numbers. In the event that this agreement is terminated per Paragraph 9 InPulse™ may direct sales consultants to inform callers on a particular telephone number that InPulse™ is not taking calls for such program, service or product. In such event as InPulse™ continues to take such calls for Client, Client shall pay InPulse™ a per-second charge for InPulse™ operators handling such calls, a charge for informational announcement time and commission per sale as defined in this or any other agreement between the parties. InPulse™ will not be liable to Client or any other person for direct or indirect claim, loss, injury, damage or cost sustained in connection with the termination of the Client's right to utilize an telephone number.

In the event Client utilizes outbound teleservices, InPulse™ will utilize its own telecommunications services to enable the calling campaign to proceed on Client's behalf.

6.
Payment for Services - InPulse™ will invoice client for services on a weekly basis. Payment is due 14 days from invoice date. Any amount not paid within 14 days old shall be subject to a five percent (5%) late fee. Furthermore, any amount that is not paid within fourteen (14) days will accrue interest at 1.5% per month, or the maximum allowable by law, Payment of InPulse™'s invoices is neither dependent upon Client's collection from customers nor dependent on Client's customer returns. It is the responsibility of Client to charge and collect upon customer's credit cards or other payment options, and to facilitate and fulfill customer orders promptly. Based on the information provided by Client and InPulse™'s account analysis, InPulse™, will establish a credit limit for Client. InPulse™ may require a security deposit prior to initiating service. If client exceeds the established credit limit, the amount above the credit limit is immediately due and payable. If client is unable to resolve any credit issue within fourteen (14) days of our initial written notification to Client, InPulse, may immediately terminate services for Client and terminate Client's right to utilize any telephone number belonging to InPulse, . At our option, InPulse™ may continue to take orders but hold them from fulfillment until such time as the credit condition is removed by mutual agreement. If there remain unencumbered funds following completion of Client's projects and Client has paid all outstanding invoices, InPulse™ will refund any balance of the security deposit within fourteen (14) days of request by Client.

Client Shall be responsible for, and shall promptly pay, all sales taxes, service taxes, use taxes, fees or charges levied or assessed by any governmental authority or agency thereof as a result of this Agreement or the services to be provided to Client there under except taxes levied or assessed on the net income or profit of InPulse.

7.
Program Pricing - InPulse™ shall provide to Client the specific charges and fees for each requested service as defined in attached addendums. InPulse™ reserves the right to modify these charges on the basis of a requested change in services by Client.

8.
Duration and Termination - This agreement will be in effect for a period of one (1) year from the date of this agreement, with an automatic renewal on an annual basis. Both parties reserve the right to terminate this Agreement by providing thirty (30) days written notice to the other party, provided however, the terms and conditions of this agreement shall remain in full force and effect regarding any unfulfilled obligations of either party.

9.
Compliance - The parties agree that InPulse™ shall be acting solely as Client's agent when performing services and obligations under this Agreement. InPulse™ and Client shall comply with all federal and state laws and regulations governing telemarketing activities including, without limitation, the Telemarketing and Consumer Fraud and Abuse Prevent Act of 1993 and all regulations promulgated there under, and the parties agree to provide each other, upon written request, with written evidence of compliance.

Proprietary and Confidential to InPulse™ Response Group

InPulse Response Group, Inc. - Amerelite Solutions
February 8, 2006

InPulse
RESPONSE GROUP

10.
Assignment -- Except as outlined in section 11 below, InPulse may delegate or assign any duties under this agreement to "remote agents' and/or agents supplied by temporary employment agency(ies) working or contracted by InPulse, or to any subsidiary or company under common ownership, to provide similar services, at its discretion, at any time. Inpulse may delegate or assign any duties under this contract to any company not under common ownership with the Client's prior written consent. Any such delegation or assignment shall provide that the assignees are subject to all the terms and conditions set forth in this agreement.

11.
Inability to Perform - In the event that, due to circumstances beyond our control, (including but not limited to labor disturbances, strikes, lockouts, failure of a carrier to provide lines of service, Government regulations or interference, accidents, fires, explosions, acts of terrorism or any similar interruption beyond our reasonable control) InPulse™ is unable to provide service, our obligations under this contract will be suspended until such time as services can be restored. However, that inability will not absolve Client of its responsibilities under this contract, including payment of any outstanding invoices as due. In the event of any interruption of services, InPulse™ shall use its best efforts to cause the restoration of such services as soon as possible. InPulse™ will work with Client to ensure there are adequate back up and contingency plans to reroute projects to overflow telemarketing companies in order to minimize the possibility of Client losses and to maintain the program for the Client in the event of such emergencies. Client will be responsible to arrange for such overflow telemarketing companies, should Client elect to provide overflow facilities and disaster recovery in the event InPulse™ is unable to perform. This contingency overflow and disaster recovery will be arranged at the sole expense of the Client. Additionally, Alternative Destination Routing features or any advanced telephone network routing features requested by Client will be implemented and billed to Client at InPulse™'s cost. It InPulse™'s obligations are suspended pursuant to this section, InPulse™ will not be liable to the Client or any other person or entity for any claims or causes of action in any way arising out of or related to such suspension.

12.
Limitation of Liability - InPulse™ will not be liable to Client for any lost profits, any lost business, or any indirect, consequential, incidental or special losses or damages arising under this Agreement or any additional agreements between the parties. InPulse and its suppliers do not warrant the performance or results you may obtain by using its services. Results may vary from time to time and neither payment for services nor the responsibilities of client will be relieved by any changes in the results of clients direct marketing programs. Any and all actions or claims brought against InPulse™, its suppliers or successors for breach of Agreement must be commenced within six (0) months after Client becomes aware of such cause of action or claim, or such cause of action or claim shall be forever barred. In the event of differences between the terms and conditions of this Agreement and any other agreement between the parties, the terms and conditions of this Agreement shall control.

13.
Indemnification - The Client and InPulse™ mutually agree to indemnify, defend and hold harmless each other and their respective directors, officers, employees and agents from and against all liabilities and expenses whatsoever, including without limitation, claims, damages, judgments, awards, settlements, investigations, cost and reasonable attorney fees, which either party may incur or become obligated to pay arising out of, resulting from, or relating to (i) any products or services marketed under the terms of this Agreement, or (ii) breach by either party of any of its representations, obligations, agreements or duties under this Agreement.

The aggrieved party will immediately (within seven (7) days) notify the aggrieving party in writing of any claims threatened or asserted against the aggrieved party. The aggrieved party shall have the right to satisfy and discharge the same by suit or settlement or otherwise. The amount of any claim determined to be due by way of suit, settlement, or otherwise shall immediately become due and payable by the aggrieving party to the aggrieved party upon demand.

Under this Agreement both parties agree to promptly notify (within seven (7) days) the other party in writing of any and all claims threatened or asserted against them. Each party reserves the right, at its own expense, to contest such claims. If either party is actively contesting a claim, the contesting party shall not settle with claimant without the other party to this Agreement's written consent.

14.
AttorneyFees - In the event of legal action or other proceedings brought because of an alleged dispute, breach, default or misrepresentation in connection with this Agreement, the prevailing party shall be entitled to recover reasonable attorney's fees, expenses and costs incurred, in addition to any other relief to which they may be entitled by law.

15.
Entire Agreement - This Agreement and its attached Exhibits, constitutes the entire understanding between InPulse™ and Client and supersedes all negotiations, representations, prior discussions and preliminary agreements between the parties relating to the subject matter hereof. Any modification or addenda must be in writing and signed by both parties.

Proprietary and Confidential to InPulse™ Response Group

InPulse Response Group, Inc. - Amerelite Solutions
February 8, 2006

InPulse
RESPONSE GROUP

16.
Controlling Law - The validity, interpretation, and performance of this Agreement, will be controlled and construed under the laws of the County of Maricopa, State of Arizona, in the United States of America. Exclusive jurisdiction and venue for any litigation regarding this Agreement shall be in the Maricopa County, Arizona Superior Court or the United States District Court for the District of Arizona, Phoenix Division.

17.
Further Action - InPulse™ and Client shall execute and deliver all documents, provide all information and take or forebear from all such action as may be necessary or appropriate to achieve the purposes of this Agreement.

18.
Severability - In the event that any provision contained herein is held to be invalid, illegal or unenforceable by any court, such provision will be deemed severable from the remainder of this Agreement, and shall not affect the remaining provisions of this Agreement.

19.	Presumptions - InPulse™, and Client jointly prepared this Agreement so any interpretation herein shall not be strictly construed against either party.

20.
Waiver - The failure of either InPulse™ or Client to take affirmative action, with respect to any conduct of the other which is in violation of this Agreement, shall not be construed as a waiver of the violation or breach, nor shall it be construed or deemed to be a waiver of any rights of the parties.

21.
Publicity - Any publicity concerning the relationship established by this Agreement shall be released only upon mutual consent of both InPulse™ and Client. InPulse™ and Client agree that InPulse, and/or any of its authorized representatives may use Client's name as a reference, or as part of InPulse™'s Client list, in any written or oral proposal which InPulse™ may make to prospective Clients, provided Client is notified prior to disclosure and that such use of this information shall not constitute a disclosure of confidential information.

22.
Authorization - Both parties represent and warrant that they are duly organized and in good standing and are authorized to enter into this Agreement. The person executing this Agreement on behalf of either party is authorized to execute and deliver the same on behalf of that party and to bind that party. Further, the person executing this Agreement on behalf of either party agrees to indemnity each other from and against any damages that the other party may sustain in the event that it is determined that such person was not authorized to sign this Agreement.

23.
Notices - Notices for this Agreement must be in writing and shall be delivered by hand or by postage prepaid, registered or certified U.S. mail with return receipt requested, or by Federal Express or UPS, to the parties at the following addresses:

For InPulse Response Group, Inc. Steve Pittendrigh 501 N. 44th Street, Suite 300 Phoenix, AZ 85008	For AMERELITE SOLUTIONS 2429 S. 51st Ave, Ste 101 Phoenix, AZ 85043

By:/s/ Steve Pittendrigh	By: /s/ Robert Knapp
Steve Pittendrigh	Robert Knapp
President

3/1/06	2/23/06
Date	Date

Proprietary and Confidential to InPulse™ Response Group

InPulse Response Group, Inc. - Amerelite Solutions
February 8, 2006

InPulse
RESPONSE GROUP

Exhibit A: Inbound Pricing Agreement
Program Name: Collagen Fusion
Client Name: Amerelite Solutions

Administrative Fees:
Program Set-Up Fee:	$1,500
Must be paid before calls commence
Monthly Service Minimum:	$5,000 waived for 60 days
Any difference between actual Monthly billings (using media calendar) and the minimum will be billed to client.
Security Deposit:	If required, after InPulse Credit Review
If required, must be paid before calls commence.
Telemarketing Fees:
Commission per Order	3% or $3.00 whichever is greater. Also, there will be a
$0.50 per unique read, negative option, continuity sale.
Talk Time Charge	$0.0150 per second
Informational Announcement Time	$0.004 per second
Customer Service
Training Fees:
Specialized Training after Program Launch	$15.00 per telesales consultant, per hour
Subsequent to initial agreed upon training
Reporting/Data Transmission Fees:
Customized Reporting	$150 per customized programming hour
As requested by client and agreed to in writing

Additional services are available upon request

InPulse Response Group, Inc.	Amerelite Solutions

By: /s/ Steve Pittendrigh	By: /s/ Robert Knapp
Steve Pittendrigh	Robert Knapp
President

3/1/06	2/23/06
Date	Date